WOLLMUTH MAHER & DEUTSCH L[redacted]
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

July 26, 2007

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
<u>Submission of Information Pursuant to Rule 12g3-2(b)</u>

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of each of the following announcements released to the London Stock Exchange:

	Announcement	Issue Date
1.	TR-1(i): Notification of Major Interests in Shares	July 26, 2007
2.	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons	July 26, 2007

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of the above announcements and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: ______________________
Kenneth J. Miles
Authorized Representative

Enclosures

TR-1 (i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

MARKS AND SPENCER GROUP PLC

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
....

3. Full name of person(s) subject to the notification obligation (iii):

DEUTSCHE BANK AG

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

24-07-2007

6. Date on which issuer notified:

25-07-07

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0031274896	44,868,790	44,868,790

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
	Below 3%	Below 3%		Below 3%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

....

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

14. Contact name:

ANTHONY CLARKE

15. Contact telephone number:

020 8718 9940

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

MARKS AND SPENCER GROUP PLC

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (   )

An event changing the breakdown of voting rights: (   )

Other (please specify) : (   )
……………..

3. Full name of person(s) subject to the notification obligation (iii):

DEUTSCHE BANK AG

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

24-07-2007

6. Date on which issuer notified:

25-07-07

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details:
……………..

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)
GB0031274896	44,868,790	44,868,790

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
	Below 3%	Below 3%		Below 3%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

....

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

14. Contact name:

ANTHONY CLARKE

15. Contact telephone number:

020 8718 9940

PLEASE NOTE: THIS DISCLOSURE CONTAINS FOUR ANNOUNCEMENTS

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

MARKS AND SPENCER GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

DISCLOSURE RELATES TO POINT (i)

3. Name of *person discharging managerial responsibilities/director*

KATE BOSTOCK

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DISCLOSURE RELATES POINT 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY 25p SHARES

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

LLOYDS TSB REGISTRARS CORPORATE NOMINEES LIMITED

8 State the nature of the transaction

RELEASE OF SHARES FROM RESTRICTED SHARE PLAN AND SALE OF SUFFICIENT SHARES TO COVER TAX AND NI LIABILITY

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

60,000 ORDINARY SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

24,662 ORDINARY SHARES

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

13. Price per *share* or value of transaction

SALE PRICE £6.425

14. Date and place of transaction

24 JULY 2007, LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

48,458 SHARES

16. Date issuer informed of transaction

25 JULY 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

ANTHONY CLARKE

Date of notification

26 JULY 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

MARKS AND SPENCER GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

DISCLOSURE RELATES TO POINT (i)

3. Name of *person discharging managerial responsibilities/director*

GUY FARRANT

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DISCLOSURE RELATES POINT 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY 25p SHARES

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

LLOYDS TSB REGISTRARS CORPORATE NOMINEES LIMITED

8 State the nature of the transaction

RELEASE OF SHARES FROM RESTRICTED SHARE PLAN AND SALE OF SUFFICIENT

SHARES TO COVER TAX AND NI LIABILITY

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

13,000 ORDINARY SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

5,344 ORDINARY SHARES

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

13. Price per *share* or value of transaction

SALE PRICE £6.425

14. Date and place of transaction

24 JULY 2007, LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

61,468 SHARES

16. Date issuer informed of transaction

26 JULY 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

……………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………

……………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………

23. Any additional information

……………………………

24. Name of contact and telephone number for queries

……………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

ANTHONY CLARKE

Date of notification

26 JULY 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL

RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

MARKS AND SPENCER GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

DISCLOSURE RELATES TO POINT (i)

3. Name of *person discharging managerial responsibilities/director*

STEVE SHARP

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DISCLOSURE RELATES POINT 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY 25p SHARES

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

LLOYDS TSB REGISTRARS CORPORATE NOMINEES LIMITED

8 State the nature of the transaction

RELEASE OF SHARES FROM RESTRICTED SHARE PLAN AND SALE OF SUFFICIENT SHARES TO COVER TAX AND NI LIABILITY

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

90,000 ORDINARY SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

36,993 ORDINARY SHARES

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

13. Price per *share* or value of transaction

SALE PRICE £6.425

14. Date and place of transaction

24 JULY 2007, LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

81,480 SHARES

16. Date issuer informed of transaction

25 JULY 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

……………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………

……………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………

23. Any additional information

……………………………

24. Name of contact and telephone number for queries

……………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

ANTHONY CLARKE

Date of notification

26 JULY 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

MARKS AND SPENCER GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

DISCLOSURE RELATES TO POINT (i)

3. Name of *person discharging managerial responsibilities/director*

GRAHAM OAKLEY

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DISCLOSURE RELATES POINT 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY 25p SHARES

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

LLOYDS TSB REGISTRARS CORPORATE NOMINEES LIMITED

8 State the nature of the transaction

RELEASE OF SHARES FROM RESTRICTED SHARE PLAN AND SALE OF SUFFICIENT SHARES TO COVER TAX AND NI LIABILITY

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

67,000 ORDINARY SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

27,539 ORDINARY SHARES

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

13. Price per *share* or value of transaction

SALE PRICE £6.425

14. Date and place of transaction

24 JULY 2007, LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

106,181 SHARES

16. Date issuer informed of transaction

25 JULY 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

……………………………………

24. Name of contact and telephone number for queries

……………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

ANTHONY CLARKE

Date of notification

26 JULY 2007

END

PLEASE NOTE: THIS DISCLOSURE CONTAINS FOUR ANNOUNCEMENTS

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

MARKS AND SPENCER GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

DISCLOSURE RELATES TO POINT (i)

3. Name of *person discharging managerial responsibilities/director*

KATE BOSTOCK

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DISCLOSURE RELATES POINT 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY 25p SHARES

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

LLOYDS TSB REGISTRARS CORPORATE NOMINEES LIMITED

8 State the nature of the transaction

RELEASE OF SHARES FROM RESTRICTED SHARE PLAN AND SALE OF SUFFICIENT SHARES TO COVER TAX AND NI LIABILITY

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

60,000 ORDINARY SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

24,662 ORDINARY SHARES

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

13. Price per *share* or value of transaction

SALE PRICE £6.425

14. Date and place of transaction

24 JULY 2007, LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

48,458 SHARES

16. Date issuer informed of transaction

25 JULY 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

……………………………………

24. Name of contact and telephone number for queries

……………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

ANTHONY CLARKE

Date of notification

26 JULY 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

MARKS AND SPENCER GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

DISCLOSURE RELATES TO POINT (i)

3. Name of *person discharging managerial responsibilities/director*

GUY FARRANT

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DISCLOSURE RELATES POINT 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY 25p SHARES

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

LLOYDS TSB REGISTRARS CORPORATE NOMINEES LIMITED

8 State the nature of the transaction

RELEASE OF SHARES FROM RESTRICTED SHARE PLAN AND SALE OF SUFFICIENT

SHARES TO COVER TAX AND NI LIABILITY

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

13,000 ORDINARY SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

5,344 ORDINARY SHARES

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

13. Price per *share* or value of transaction

SALE PRICE £6.425

14. Date and place of transaction

24 JULY 2007, LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

61,468 SHARES

16. Date issuer informed of transaction

26 JULY 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

……………………………………

24. Name of contact and telephone number for queries

……………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

ANTHONY CLARKE

Date of notification

26 JULY 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL

RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

MARKS AND SPENCER GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

DISCLOSURE RELATES TO POINT (i)

3. Name of *person discharging managerial responsibilities/director*

STEVE SHARP

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DISCLOSURE RELATES POINT 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY 25p SHARES

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

LLOYDS TSB REGISTRARS CORPORATE NOMINEES LIMITED

8 State the nature of the transaction

RELEASE OF SHARES FROM RESTRICTED SHARE PLAN AND SALE OF SUFFICIENT SHARES TO COVER TAX AND NI LIABILITY

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

90,000 ORDINARY SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

36,993 ORDINARY SHARES

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

13. Price per *share* or value of transaction

SALE PRICE £6.425

14. Date and place of transaction

24 JULY 2007, LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

81,480 SHARES

16. Date issuer informed of transaction

25 JULY 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

……………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………

……………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………

23. Any additional information

……………………………

24. Name of contact and telephone number for queries

……………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

ANTHONY CLARKE

Date of notification

26 JULY 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

MARKS AND SPENCER GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

DISCLOSURE RELATES TO POINT (i)

3. Name of *person discharging managerial responsibilities/director*

GRAHAM OAKLEY

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DISCLOSURE RELATES POINT 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY 25p SHARES

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

LLOYDS TSB REGISTRARS CORPORATE NOMINEES LIMITED

8 State the nature of the transaction

RELEASE OF SHARES FROM RESTRICTED SHARE PLAN AND SALE OF SUFFICIENT SHARES TO COVER TAX AND NI LIABILITY

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

67,000 ORDINARY SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

27,539 ORDINARY SHARES

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

13. Price per *share* or value of transaction

SALE PRICE £6.425

14. Date and place of transaction

24 JULY 2007, LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

106,181 SHARES

16. Date issuer informed of transaction

25 JULY 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

ANTHONY CLARKE

Date of notification

26 JULY 2007

END

END